Sanofi Pasteur Receives Order

from U.S. Government to Produce

New Influenza A(H1N1) Vaccine

- Initial U.S. order for bulk vaccine valued at $190 million -

Swiftwater, Pa. and Lyon, France - May 25, 2009 - Sanofi Pasteur, the vaccines division of the sanofi-aventis Group (EURONEXT: SAN and NYSE: SNY), announced today it has received the first of what is expected to be a series of orders from the U.S. Department of Health and Human Services (HHS) to commence production of a vaccine to help protect against the new influenza A(H1N1) virus.

This order from HHS was issued pursuant to an existing pandemic stockpile contract between Sanofi Pasteur and the U.S. government that allows HHS to purchase vaccines for viruses with pandemic potential. In addition to this initial HHS order, the company is in discussions with other governments to address their needs for A(H1N1) vaccine.

The HHS order provides for the production of the bulk vaccine and related activities. The dosage requirements for the new vaccine are yet to be determined and will be based on clinical trials, which could begin as early as August. Final formulation, filling and distribution of the vaccine also have not been established at this time. The order is in the amount of $190 million.

“This initial order for A(H1N1) vaccine received today under our existing contract is part of a major effort by Sanofi Pasteur to support global public health efforts to prepare the world for the possibility of an influenza pandemic,” said Wayne Pisano, President and CEO of Sanofi Pasteur. “Production of a new vaccine is not a simple task and there are a number of necessary and complex steps that must be taken before a vaccine can be made available to the public, but we have experience on our side. Previously, we developed and licensed the first pre-pandemic vaccine for H5N1 and we look forward to further demonstrating our experience and expertise in vaccine development as we prepare for this new threat from A(H1N1).”

Sanofi Pasteur is awaiting receipt of the seed virus to be used for vaccine production from the U.S. Centers for Disease Control and Prevention (CDC). Once the seed is received, Sanofi Pasteur will begin development efforts to prepare a working seed for vaccine production. Sanofi Pasteur is prepared to commence commercial scale production in June following certification of the working seed by the U.S. Food and Drug Administration (FDA). The company currently estimates it will have the first bulk concentrate vaccine in a few months. However, the company will be better able to determine the timing once the seed virus is received and development of working seed is underway.

Sanofi Pasteur operates influenza vaccine production facilities in the United States - Swiftwater, Pa. - and in France - Val de Reuil. Production of the new A(H1N1) vaccine for HHS will initially occur in Sanofi Pasteur’s recently licensed influenza vaccine production facility in Swiftwater, Pa. Once ongoing seasonal influenza production concludes in the second facility in Swiftwater, A(H1N1) production can occur in both Swiftwater facilities.

“Our philosophy is to maintain flexibility in our influenza vaccine production, to enable us to answer public health needs wherever they are,” said Pisano. “We know that seasonal influenza remains a global threat and, in many countries, especially developing countries, H5N1 is still a greater threat than A(H1N1). To this end, we continue our active discussions with WHO and governments around the world to ensure the accessibility of our life-saving vaccines to the greatest number of people.”

***

Sanofi Pasteur Influenza Vaccine Production

Sanofi Pasteur operates influenza vaccine production facilities in Swiftwater, Pa. and Val de Reuil, France.

In Swiftwater, Sanofi Pasteur has two licensed influenza production facilities. On May 6, 2009, the FDA licensed Sanofi Pasteur’s new influenza vaccine manufacturing facility in Swiftwater. When operating at full capacity, the new facility will have a capacity of approximately 100 million doses of seasonal influenza vaccine per year. An existing facility in Swiftwater is capable of producing 50 million doses per year and currently is producing vaccine for the 2009/2010 season. In total, the company will have a capacity equivalent to approximately 150 million doses of trivalent seasonal influenza vaccine per year in the United States when both facilities are operating at full capacity. The A(H1N1) production can occur in both Swiftwater facilities.

In Val De Reuil, Sanofi Pasteur is currently producing the trivalent seasonal influenza vaccine for the 2009/2010 season, with the capacity of 120 million doses per year. Sanofi Pasteur’s production facility in Val De Reuil is also capable of producing the new A(H1N1) vaccine.

Sanofi Pasteur produces approximately 40 percent of the influenza vaccines distributed worldwide and in the United States produced more than 45 percent of the influenza vaccines distributed for the 2008/2009 influenza season. The company also has developed the first and only U.S.-licensed avian influenza vaccine for humans. More information about Sanofi Pasteur’s pandemic preparedness efforts can be found at www.pandemic.influenza.com

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than 1.6 billion doses of vaccine in 2008, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, Sanofi Pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in

sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts

Global Media Relations	US Media Relations
Pascal Barollier	Donna Cary
T. +33-(0)4-37-37-50-38	T. +1-570-957-0717
pascal.barollier@sanofipasteur.com	donna.cary@sanofipasteur.com
www.sanofipasteur.com	www.sanofipasteur.us